UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: October 25, 2023	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

BLADEX ANNOUNCES NET PROFIT INCREASED 23% QOQ AND 70% YOY TO $45.8 MILLION, OR $1.25 PER SHARE FOR THE 3Q23; ANNUALIZED RETURN ON EQUITY OF 15.9% IN 3Q23

PANAMA CITY, REPUBLIC OF PANAMA, October 19, 2023
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the Third Quarter (“3Q23”) and nine months (“9M23”) ended September 30, 2023.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	3Q23	2Q23	3Q22	9M23	9M22
Key Income Statement Highlights
Net Interest Income ("NII")	$60.5	$54.5	$40.2	$167.6	$98.6
Fees and commissions, net	$11.1	$6.5	$6.3	$22.4	$14.5
(Loss) gain on financial instruments, net	$0.0	$(3.6)	$(0.3)	$(1.9)	$0.2
Total revenues	$71.8	$57.4	$46.3	$188.3	$113.5
Provision for credit losses	$(6.5)	$(4.7)	$(4.8)	$(17.5)	$(13.8)
Operating expenses	$(19.5)	$(15.6)	$(14.6)	$(51.0)	$(38.7)
Profit for the period	$45.8	$37.1	$26.9	$119.8	$61.0
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.25	$1.02	$0.74	$3.28	$1.68
Return on Average Equity (“ROE”) (2)	15.9%	13.4%	10.3%	14.4%	8.0%
Return on Average Assets (ROA) (3)	1.8%	1.6%	1.2%	1.7%	0.9%
Net Interest Margin ("NIM") (4)	2.48%	2.42%	1.77%	2.44%	1.56%
Net Interest Spread ("NIS") (5)	1.83%	1.79%	1.43%	1.81%	1.31%
Efficiency Ratio (6)	27.2%	27.2%	31.6%	27.1%	34.1%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$9,244	$9,114	$8,862	$9,244	$8,862
Commercial Portfolio (8)	$8,244	$8,114	$7,821	$8,244	$7,821
Investment Portfolio	$1,000	$1,000	$1,041	$1,000	$1,041
Total assets	$10,095	$10,134	$9,320	$10,095	$9,320
Total equity	$1,161	$1,128	$1,049	$1,161	$1,049
Market capitalization (9)	$775	$804	$474	$775	$474
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	15.4%	15.7%	14.4%	15.4%	14.4%
Capital Adequacy Ratio (Regulatory) (11)	13.6%	13.6%	12.2%	13.6%	12.2%
Total assets / Total equity (times)	8.7	9.0	8.9	8.7	8.9
Liquid Assets / Total Assets (12)	15.3%	17.3%	11.1%	15.3%	11.1%
Credit-impaired loans to Loan Portfolio (13)	0.1%	0.1%	0.1%	0.1%	0.1%
Impaired credits (14) to Credit Portfolio	0.1%	0.1%	0.1%	0.1%	0.1%
Total allowance for losses to Credit Portfolio (15)	0.6%	0.6%	0.7%	0.6%	0.7%
Total allowance for losses to Impaired credits (times) (15)	5.6	5.0	5.8	5.6	5.8

2

3Q23 & M23 FINANCIAL & BUSINESS HIGHLIGHTS
•Ascending trend in Profitability, with Net Profit of $45.8 million in 3Q23 (+23% QoQ; +70% YoY), reaching $119.8 million in 9M23 (+96% YoY), fostered by the sustained growth trend on Net Interest Income (“NII”) and fee income generation.
•Expanded Annualized Return on Equity (“ROE”) to 15.9% in 3Q23 (+245 bps QoQ; +559 bps YoY) and 14.4% in 9M23 (+637 bps YoY).
•Record level in NII, increasing for tenth consecutive quarter at $60.5 million in 3Q23 (+11% QoQ; +51% YoY), reaching $167.6 million (+70% YoY) in 9M23, driven by higher average volumes and rates. Net Interest Margin (“NIM”) expanded to 2.48% in 3Q23 (+6 bps QoQ; +71 bps YoY) and to 2.44% in 9M23 (+88 bps YoY), on the back of higher lending spreads and market rates.
•Strong fee income totaling $11.1 million for 3Q23 (+71% QoQ; +77% YoY), as letter of credit frees increased for eight consecutive quarters (+23% QoQ; +76% YoY), along with higher loan syndication fee activity (+248% QoQ; +7% YoY). These positive results boosted fee income to $22.4 million (+55% YoY) in 9M23.
•Improved Efficiency Ratio at 27% in 3Q23 and 9M23, on the back of higher total revenues, which continue to overcompensate for the increases in operating expenses mostly related to the Bank’s strategy and focus on strengthening its execution capabilities. Operating expenses increased to $19.5 million in 3Q23 (+25% QoQ; +34% YoY) and $51.0 million in 9M23 (+32% YoY).
•All-time high Credit Portfolio at $9,244 million as of September 30, 2023 (+1% QoQ and +4% YoY).
◦Commercial Portfolio EoP balances reached a new record level of $8,244 million in 3Q23 (+2% QoQ; +5% YoY), on sustained cross-selling and new client onboarding, driving strong business volumes.
◦Steady Investment Portfolio at $1,000 million, entirely consisting of credit investments held at amortized cost, enhancing credit exposure diversification.
•Healthy asset quality. Most of the credit portfolio (97%) remains classified as low risk or Stage 1. Impaired credits (Stage 3) remained unchanged at $10 million at 3Q23 or 0.1% of total Credit Portfolio, with a reserve coverage of 5.6x.
•Record deposits at 3Q23, reaching $4,207 million (+3% QoQ and +23% YoY), coupled with ample and constant access to interbank and debt capital markets, denotes the Bank´s sound and diversified funding structure.
•Solid liquidity position at $1,545 million, or 15% of total assets as of September 30, 2023, consisting of cash and due from banks mostly placed with the Federal Reserve Bank of New York (91%).
•The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 15.4% and 13.6%, respectively, as the Bank remained committed to a sound capitalization.

CEO’s Comments
Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “This was an outstanding quarter for Bladex. All relevant financial metrics show, once again, a very positive trend. This time with record-breaking figures.

Net income for the quarter was $45.8 million dollars. Biggest bottom-line result ever for Bladex. The resulting quarterly return on equity was nearly 16%.

Clearly, we are being able to capitalize on the Bank´s structural competitive position in Latin America. We are consistently taking advantage of the different avenues for profitable growth identified in our plan.”

3

RESULTS BY BUSINESS SEGMENT
The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of gross loans at amortized cost (or the “Loan Portfolio”), amounted to $6,900 million at the end of 3Q23, resulting in a 1% quarterly increase and 2% yearly decrease. Additionally, contingencies and acceptances amounted to a new record level of $1,345 million at the end of 3Q23, a 3% increase compared to the previous quarter and a 79% increase compared to the previous year, as new client onboarding and product cross-selling continue to drive strong business volumes.

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $8,244 million at the end of 3Q23, increasing 2% from $8,114 million in the prior quarter and increasing 5% YoY from $7,821 million in 3Q22. In addition, the average Commercial Portfolio balance reached $8,348 million in 3Q23 (+7% QoQ and YoY) and $7,898 million in 9M23 (+8% YoY).

4

As of September 30, 2023, 69% of the Commercial Portfolio was scheduled to mature within a year, representing decreases of 3 pp from the previous quarter and 1 pp from a year ago. Trade finance transactions accounted for 66% of the Bank’s short-term origination, unchanged from 66% in the previous quarter and up from 60% a year ago.

Weighted average lending rates increased to 8.43% in 3Q23 (+37 bps QoQ; +389 bps YoY) and 8.00% in 9M23 (+439 bps YoY), mostly reflecting higher lending spreads and increased market-based interest rates.

Bladex’s maintains a well-diversified exposure across countries. As of September 30, 2023, 41% of the Commercial Portfolio was geographically distributed in investment grade countries, down 5 pp compared to 46% in 2Q23 and 2 pp compared to 43% in 3Q22, as the Bank focused its growth on countries with enhanced risk reward which include Dominican Republic and Guatemala both at 9% and Ecuador at 6% of the total Commercial Portfolio, while still preserving credit quality through well-diversified exposures with top-tier clients across the Region. Mexico at 12% and Peru at 9%, together with top-rated countries outside of Latin America at 7% of the portfolio (which relates to transactions carried out in the Region), represent the most significant investment grade country-risk exposures. Colombia and Brazil, each at 13% of the total portfolio, represent the largest country-risk exposure.

5

The Commercial Portfolio remained well-diversified across industries and focused on high quality borrowers. Exposure to the Bank’s traditional client base comprising financial institutions represented 37% of the total, while sovereign and state-owned corporations accounted for another 18%. Exposure to corporates accounted for the reminder 45% of the Commercial Portfolio, comprised of top tier clients well diversified across sectors, with most industries representing 5% or less of the total Commercial Portfolio, except for certain sectors such as Oil & Gas (Downstream) at 9%, Food and Beverage at 8%, Electric Power and Oil & Gas (Integrated), both at 7% of the Commercial Portfolio at the end of 3Q23.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

Commercial Portfolio by Industry

8,244
37%
9%
8%
7%
7%
4%
4%
3%
3%
3%
2%
2%
2%
2%
3%
1%
1%
1%
1%

Financial Institutions	37%
Oil and Gas (Downstream)	9%
Food and Beverage	8%
Electric Power	7%
Oil and Gas (Integrated)	7%
Metal Manufacturing	4%
Mining	4%
Retail Trade	3%
Other Manufacturing Industries	3%
Other Services	3%
Wholesalers	2%
Oil and Gas (Upstream)	2%
Grains and Oilseeds	2%
Telecommunications	2%
Plastics and Packaging	1%
Sovereign	1%
Paper	1%
Petrochemical	1%
Other Industries <1%	3%

6

(US$ million)	3Q23	2Q23	3Q22	QoQ (%)	YoY (%)	9M23	9M22	YoY (%)
Commercial Business Segment:
Net interest income	$52.4	$48.5	$35.9	8%	46%	$145.4	$89.9	62%
Other income	11.4	6.7	6.7	69%	71%	23.1	15.3	51%
Total revenues	63.8	55.2	42.6	16%	50%	168.6	105.2	60%
Provision for credit losses	(6.5)	(6.3)	(3.4)	-2%	-92%	(16.8)	(11.2)	-49%
Operating expenses	(16.1)	(12.3)	(11.2)	-31%	-44%	(40.2)	(30.3)	-33%
Profit for the segment	$41.2	$36.6	$28.0	13%	47%	$111.6	$63.7	75%

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

Commercial Segment Profit increased to $41.2 million in 3Q23 (+13% QoQ and +47% YoY) and to $111.6 million in 9M23 (+75% YoY). The Commercial Segment quarterly and yearly increases were mostly driven by higher NII stemming from increased average lending volumes and the sustained margin expansion, along with increased fee income from the continuous positive trend in the letter of credit business and from higher loan syndication activity. These increases offset higher operating expenses, mainly personnel costs and other expenses related to the Bank’s strategy implementation, as well as higher provision requirements mostly associated to Commercial Portfolio’s growth and to certain credits classified as Stage 2.

TREASURY BUSINESS SEGMENT
The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”).

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,545 million as of September 30, 2023, compared to $1,757 million as of June 30, 2023, and $1,033 million as of September 30, 2022, denoting a proactive and prudent liquidity management, which follows Basel methodology’s liquidity coverage ratio. At the end of those periods, liquidity balances to total assets represented 15%, 17% and 11%, respectively, while the liquidity balances to total deposits ratio was 37%, 43% and 30%, respectively. As of September 30, 2023, $1,410 million, or 91% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York.

7

Investment Portfolio

The Investment Portfolio, aimed to diversify exposures and complement the Bank’s Commercial Portfolio, stood at $1,000 million at the end of 3Q23, unchanged from the preceding quarter and down 4% from a year ago. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Funding

The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements. As of September 30, 2023, total funding amounted to $8,454 million, a 1% decrease compared to $8,530 million a quarter ago, and a 5% increase compared to $8,030 million a year ago.

Deposit balances once again reached new record levels at $4,207 million at the end of 3Q23 (+3% QoQ and +23% YoY), as a result of the Bank’s cross-selling strategy and of heightening its Yankee CD program, now exceeding $1 billion, complementing the short-term funding structure and the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 40% of total deposits at the end of 3Q23. As of September 30, 2023, deposits represented 50% of total funding sources, compared to 48% in the previous quarter and 42% a year ago.

Funding through short- and medium-term borrowings and debt totaled $4,051 million at the end of 3Q23, nearly unchanged from the previous quarter and a year ago (-1% YoY), while funding through securities sold under repurchase agreements (“Repos”) resulted in $196 million at the end of 3Q23 (-52% QoQ; -63% YoY).

Weighted average funding costs resulted in 5.54% in 3Q23 (+34 bps QoQ; +294 bps YoY) and 5.15% in 9M23 (+332 bps YoY), denoting the increasing market-based rates.

8

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	3Q23	2Q23	3Q22	QoQ (%)	YoY (%)	9M23	9M22	YoY (%)
Treasury Business Segment:
Net interest income	$8.1	$6.0	$4.2	36%	93%	$22.2	$8.7	155%
Other (expense) income	(0.2)	(3.8)	(0.5)	96%	69%	(2.4)	(0.4)	-493%
Total revenues	8.0	2.2	3.7	264%	115%	19.8	8.3	138%
Reversal of (provision for) credit losses	0.0	1.7	(1.4)	-99%	101%	(0.8)	(2.6)	71%
Operating expenses	(3.5)	(3.3)	(3.4)	-4%	0%	(10.8)	(8.4)	-28%
Profit (loss) for the segment	$4.5	$0.5	$(1.2)	780%	486%	$8.2	$(2.7)	403%
The Treasury Business Segment recorded a $4.5 million profit for 3Q23 (+780% QoQ; +486% YoY) and a $8.2 million profit for 9M23 (+403% YoY). The Treasury’s net profits quarterly and yearly increases mainly resulted from increased NII stemming from higher average liquidity and investment balances and the positive effect of increasing market-based rates.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	3Q23	2Q23	3Q22	QoQ (%)	YoY (%)	9M23	9M22	YoY (%)
Net Interest Income
Interest income	$182.4	$159.5	$92.7	14%	97%	$485.3	$201.7	141%
Interest expense	(121.9)	(105.0)	(52.5)	16%	132%	(317.7)	(103.1)	208%
Net Interest Income ("NII")	$60.5	$54.5	$40.2	11%	51%	$167.6	$98.6	70%

Net Interest Spread ("NIS")	1.83%	1.79%	1.43%	2%	28%	1.81%	1.31%	39%

Net Interest Margin ("NIM")	2.48%	2.42%	1.77%	2%	40%	2.44%	1.56%	57%

NII increased 11% QoQ and 51% YoY to $60.5 million in 3Q23 and increased 70% YoY to $167.6 million in 9M23. These improvements resulted from higher Net Interest Spread at 1.83% in 3Q23 (+4 bps QoQ; +40 bps YoY) and 1.81% in 9M23 (+50 bps YoY) and Net Interest Margin expansion to 2.48% in 3Q23 (+6 bps QoQ; +71 bps YoY) and to 2.44% in 9M23 (+88 bps YoY). Greater margins benefited from the continued enhancement of lending spreads, increased asset rates improving the return of equity funding such assets, and higher market base-rate differential between assets and liabilities, a reflection of the Bank’s short-term asset sensitive interest rate gap in an increasing interest rate environment. NII expansion also benefited from higher average interest-earning assets volumes (+7% QoQ and +8% YoY in 3Q23; +8% YoY in 9M23), partly offset by increased average interest-bearing liability balances.

9

FEES AND COMMISSIONS
Fees and Commissions, net, include revenues associated with the letter of credit business, loan structuring and syndication activities, loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	3Q23	2Q23	3Q22	QoQ (%)	YoY (%)	9M23	9M22	YoY (%)
Letters of credit fees	6.2	5.0	3.5	23%	76%	15.1	10.3	46%
Loan syndication fees	2.7	0.8	2.6	248%	7%	3.9	3.6	9%
Other commissions, net	2.2	0.7	0.2	216%	968%	3.4	0.6	485%
Fees and Commissions, net	$11.1	$6.5	$6.3	71%	77%	$22.4	$14.5	55%
Fees and Commissions, net, increased 71% QoQ and 77% YoY to $11.1 million in 3Q23 and 55% YoY to $22.4 million in 9M23. The quarterly and yearly increases mainly resulted from the sustained increasing trend in fees from the letter of credit business for eight consecutive quarters (+23% QoQ and +76% YoY in 3Q23; +46% in 9M23), along with higher loan syndication fees activity (+248% QoQ and +7% YoY in 3Q23; +9% YoY in 9M23).

10

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	3Q23	2Q23	1Q23	4Q22	3Q22	9M23	9M22
Allowance for loan losses
Balance at beginning of the period	$42.7	$59.3	$55.2	$55.1	$50.6	$55.2	$41.5
Provisions (reversals)	$7.2	$4.5	$4.1	$0.9	$3.5	$15.8	$12.6
Recoveries (write-offs)	$0.0	$(21.1)	$0.0	$(0.8)	$1.0	$(21.1)	$1.0
End of period balance	$49.9	$42.7	$59.3	$55.2	$55.1	$49.9	$55.1

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$5.3	$3.5	$3.6	$2.4	$2.5	$3.6	$3.8
Provisions (reversals)	$(0.7)	$1.8	$(0.2)	$1.2	$(0.1)	$0.9	$(1.4)
End of period balance	$4.5	$5.3	$3.5	$3.6	$2.4	$4.5	$2.4

Allowance for Investment Portfolio losses
Balance at beginning of the period	$2.3	$9.7	$8.0	$4.4	$2.9	$8.0	$1.8
Provisions (reversals)	$0.0	$(1.7)	$2.4	$3.6	$1.4	$0.7	$2.6
Recoveries (write-offs)	$(0.5)	$(5.8)	$(0.7)	$0.0	$0.0	$(7.0)	$0.0
End of period balance	$1.7	$2.3	$9.7	$8.0	$4.4	$1.7	$4.4

Total allowance for losses	$56.2	$50.2	$72.4	$66.8	$61.8	$56.2	$61.8

Total allowance for losses to Credit Portfolio	0.6%	0.6%	0.8%	0.8%	0.7%	0.6%	0.7%
Credit-impaired loans to Loan Portfolio	0.1%	0.1%	0.5%	0.4%	0.1%	0.1%	0.1%
Impaired Credits to Credit Portfolio	0.1%	0.1%	0.4%	0.4%	0.1%	0.1%	0.1%
Total allowance for losses to credit-impaired loans (times)	5.6	5.0	2.1	1.9	5.8	5.6	5.8

Stage 1 Exposure (low risk) to Total Credit Portfolio	97%	98%	98%	98%	98%	97%	98%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	3%	2%	2%	2%	2%	3%	2%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%	0%	0%

11

As of September 30, 2023, the total allowance for credit losses stood at $56.2 million, representing a coverage ratio of 0.6% for the Credit Portfolio, compared to $50.2 million, or 0.6%, at the end of 2Q23, and $61.8 million, or 0.7%, at the end of 3Q22. The $6.0 million quarterly increase in total allowance for losses was mostly related to the growth of the Bank’s Credit Portfolio, as balances were up 1% QoQ at the end of 3Q23, together with certain credits transferring to Stage 2.

Impaired credits (Stage 3) remained unchanged at $10 million, or 0.1% of total Credit Portfolio, as of September 30, 2023, with ample reserve coverage, as total allowance for credit losses to impaired credits expanded to 5.6 times. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 97% of total credits, while Stage 2 credits represented 3% of the total credits.

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	3Q23	2Q23	3Q22	QoQ (%)	YoY (%)	9M23	9M22	YoY (%)
Operating expenses
Salaries and other employee expenses	14.2	9.9	8.7	44%	63%	33.8	24.4	38%
Depreciation of investment property, equipment and improvements	0.6	0.6	0.6	5%	0%	1.7	1.6	3%
Amortization of intangible assets	0.2	0.2	0.1	14%	51%	0.6	0.4	51%
Other expenses	4.6	5.0	5.2	-9%	-12%	15.0	12.3	22%
Total Operating Expenses	$19.5	$15.6	$14.6	25%	34%	$51.0	$38.7	32%
Efficiency Ratio	27.2%	27.2%	31.6%			27.1%	34.1%
Operating expenses totaled $19.5 million in 3Q23 (+25% QoQ; +34% YoY) and $51.0 million in 9M23 (+32 YoY). The quarterly and yearly increases were mostly associated to higher personnel expenses and its performance-based variable compensation attributable to the Bank’s strengthening and strategy execution along with its strong operating results.

The Efficiency Ratio stood at 27.2% in 3Q23, unchanged from the previous quarter and compared to 31.6% a year ago, on the back of higher total revenue levels (+25% QoQ and +55% YoY), which continue to overcompensate for the increases in operating expenses. The Efficiency Ratio for the 9M23 stood at 27.1%, improving from 34.1% a year ago, as the 66% increase in total revenues overcompensated the 32% increase in operating expenses during the first 9M23.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Sep-23	30-Jun-23	30-Sep-22	QoQ (%)	YoY (%)
Total equity	$1,161	$1,128	$1,049	3%	11%
Tier 1 capital to risk weighted assets (Basel III – IRB)(10)	15.4%	15.7%	14.4%	-2%	7%
Risk-Weighted Assets (Basel III – IRB)(10)	$7,529	$7,171	$7,286	5%	3%
Capital Adequacy Ratio (Regulatory) (11)	13.6%	13.6%	12.2%	0%	11%
Risk-Weighted Assets (Regulatory) (11)	$8,603	$8,318	$8,559	3%	1%
Total assets / Total equity (times)	8.7	9.0	8.9	-3%	-2%
Shares outstanding (in thousand)	36,540	36,510	36,325	0%	1%
The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.5 million common shares outstanding as of September 30, 2023. At the same date, the total assets to total equity ratio stood at 8.7 times, and the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 15.4%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 13.6% as of September 30, 2023, well above the regulatory minimum of 8%. Under this banking regulatory methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.25 per share corresponding to 3Q23. The cash dividend will be paid on November 16, 2023, to shareholders registered as of October 30, 2023.
•Rating Update: On August 17, 2023, Fitch Ratings affirmed Bladex’s Long- and Short-Term Foreign Currency Issuer Default Rating (IDR) at ‘BBB/F2’, respectively. The outlook remains “Stable”. In addition, the Bank’s National Long- and Short-Term ratings were affirmed at ‘AAA(pan)’/Outlook Stable, and ‘F1+(pan)’, respectively, as well as the ratings of its local debt issuances in Panama and Mexico.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated on the basis of unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.

13

(8)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above 'A-'). Liquidity ratio refers to liquid assets as a percentage of total assets.
(13)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

14

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Friday, October 20, 2023 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at http://www.bladex.com. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:
Mr. Carlos Daniel Raad
Chief Investor Relations Officer
Tel: +507 366-4925 ext. 7925
E-mail address: craad@bladex.com / ir@bladex.com

15

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2023	June 30, 2022	September 30, 2022	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,644,996	$1,820,024	$1,048,697	$(175,028)	(10)%	$596,299	57%

Securities, net	$1,009,858	$1,009,857	$1,047,995	$1	0	(38,137)	(4)

Loans, net	$6,928,262	$6,820,865	$7,083,829	$107,397	2	(155,567)	(2)

Customers' liabilities under acceptances	$265,981	$310,814	$82,019	$(44,833)	(14)	183,962	224
Derivative financial instruments - assets	$107,818	$138,877	$27,381	$(31,059)	(22)	80,437	294
Equipment and leasehold improvements, net	$16,810	$16,979	$17,201	$(169)	(1)	(391)	(2)
Intangibles, net	$2,465	$2,255	$2,088	$210	9	377	18
Other assets	$118,400	$14,021	$10,600	$104,379	744	107,800	1,017

Total assets	$10,094,590	$10,133,692	$9,319,810	$(39,102)	0%	$774,780	8%

Liabilities

Demand deposits	$528,659	$590,589	$383,115	$(61,930)	(10)%	$145,544	38%
Time deposits	$3,678,258	$3,483,866	$3,030,255	$194,392	6	648,003	21
	$4,206,917	$4,074,455	$3,413,370	$132,462	3	793,547	23
Interest payable	$34,278	$24,783	$9,822	$9,495	38	24,456	249
Total deposits	$4,241,195	$4,099,238	$3,423,192	$141,957	3	818,003	24

Securities sold under repurchase agreements	195,620	407,572	525,058	(211,952)	(52)	(329,438)	(63)
Borrowings and debt, net	4,051,416	4,048,071	4,091,991	3,345	0	(40,575)	(1)
Interest payable	54,259	49,508	29,421	4,751	10	24,838	84

Lease Liabilities	16,489	16,596	16,989	(107)	(1)	(500)	(3)
Acceptance outstanding	265,981	310,814	82,019	(44,833)	(14)	183,962	224
Derivative financial instruments - liabilities	71,025	39,454	60,367	31,571	80	10,658	18
Allowance for loan commitments and financial guarantee contract losses	4,542	5,269	2,380	(727)	(14)	2,162	91
Other liabilities	33,086	29,648	39,469	3,438	12	(6,383)	(16)

Total liabilities	$8,933,613	$9,006,170	$8,270,886	$(72,557)	(1)%	$662,727	8%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(110,174)	(110,715)	(114,097)	541	0	3,923	3
Additional paid-in capital in excess of value assigned of common stock	120,942	119,960	120,256	982	1	686	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,362	136,019	(343)	0	0	0
Retained earnings	636,031	599,069	521,669	36,962	6	114,362	22
Other comprehensive income (loss)	2,969	7,656	9,887	(4,687)	(61)	(6,918)	(70)

Total equity	$1,160,977	$1,127,522	$1,048,924	$33,455	3%	$112,053	11%

Total liabilities and equity	$10,094,590	$10,133,692	$9,319,810	$(39,102)	0%	$774,780	8%

16

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2023	June 30, 2022	September 30, 2022	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$182,433	$159,502	$92,666	$22,931	14%	$89,767	97%
Interest expense	(121,893)	(105,044)	(52,508)	(16,849)	(16)	(69,385)	(132)

Net Interest Income	60,540	54,458	40,158	6,082	11	20,382	51

Other income (expense):
Fees and commissions, net	11,109	6,507	6,279	4,602	71	4,830	77
(Loss) gain on financial instruments, net	22	(3,637)	(329)	3,659	101	351	107
Other income, net	106	52	209	54	104	(103)	(49)
Total other income, net	11,237	2,922	6,159	8,315	285	5,078	82

Total revenues	71,777	57,380	46,317	14,397	25	25,460	55

Provision for credit losses	(6,488)	(4,691)	(4,824)	(1,797)	(38)	(1,664)	(34)

Operating expenses:
Salaries and other employee expenses	(14,183)	(9,862)	(8,726)	(4,321)	(44)	(5,457)	(63)
Depreciation of investment properties, equipment and improvements	(578)	(552)	(578)	(26)	(5)	0	0
Amortization of intangible assets	(217)	(190)	(144)	(27)	(14)	(73)	(51)
Other expenses	(4,558)	(5,019)	(5,171)	461	9	613	12
Total operating expenses	(19,536)	(15,623)	(14,619)	(3,913)	(25)	(4,917)	(34)

Profit for the period	$45,753	$37,066	$26,874	$8,687	23%	$18,879	70%

PER COMMON SHARE DATA:
Basic earnings per share	$1.25	$1.02	$0.74
Diluted earnings per share	$1.25	$1.02	$0.74
Book value (period average)	$31.27	$30.31	$28.50
Book value (period end)	$31.77	$30.88	$28.88

Weighted average basic shares	36,531	36,492	36,329
Weighted average diluted shares	36,531	36,492	36,329
Basic shares period end	36,540	36,510	36,325

PERFORMANCE RATIOS:
Return on average assets	1.8%	1.6%	1.2%
Return on average equity	15.9%	13.4%	10.3%
Net interest margin	2.48%	2.42%	1.77%
Net interest spread	1.83%	1.79%	1.43%
Efficiency Ratio	27.2%	27.2%	31.6%
Operating expenses to total average assets	0.76%	0.66%	0.63%

17

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2023	September 30, 2022	CHANGE	%
Net Interest Income:
Interest income	$485,314	$201,723	$283,591	141%
Interest expense	(317,696)	(103,145)	(214,551)	(208)

Net Interest Income	167,618	98,578	69,040	70

Other income (expense):
Fees and commissions, net	22,428	14,497	7,931	55
(Loss) gain on financial instruments, net	(1,911)	163	(2,074)	(1,272)
Other income, net	197	249	(52)	(21)
Total other income, net	20,714	14,909	5,805	39

Total revenues	188,332	113,487	74,845	66

Provision for credit losses	(17,510)	(13,768)	(3,742)	(27)

Operating expenses:
Salaries and other employee expenses	(33,782)	(24,417)	(9,365)	(38)
Depreciation of investment properties, equipment and improvements	(1,678)	(1,626)	(52)	(3)
Amortization of intangible assets	(594)	(393)	(201)	(51)
Other expenses	(14,995)	(12,268)	(2,727)	(22)
Total operating expenses	(51,049)	(38,704)	(12,345)	(32)

Profit for the period	$119,773	$61,015	$58,758	96%

PER COMMON SHARE DATA:
Basic earnings per share	$3.28	$1.68
Diluted earnings per share	$3.28	$1.68
Book value (period average)	$30.53	$28.06
Book value (period end)	$31.77	$28.88

Weighted average basic shares	36,462	36,297
Weighted average diluted shares	36,462	36,297
Basic shares period end	36,540	36,325

PERFORMANCE RATIOS:
Return on average assets	1.7%	0.9%
Return on average equity	14.4%	8.0%
Net interest margin	2.44%	1.56%
Net interest spread	1.81%	1.31%
Efficiency Ratio	27.1%	34.1%
Operating expenses to total average assets	0.71%	0.60%

18

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2023			June 30, 2022			September 30, 2022
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,732,581	$23,173	5.23%	$1,531,885	$19,002	4.91%	$959,379	$5,414	2.21%
Securities at fair value through OCI	—	—	0.00	18,945	14	0.29	130,054	66	0.20
Securities at amortized cost (1)	998,909	9,391	3.68	898,675	6,563	2.89	958,750	6,649	2.71
Loans, net of unearned interest	6,957,972	149,869	8.43	6,577,113	133,923	8.06	6,942,336	80,537	4.54

TOTAL INTEREST EARNING ASSETS	$9,689,461	$182,433	7.37%	$9,026,618	$159,502	6.99%	$8,990,519	$92,666	4.03%

Allowance for loan losses	(43,680)			(53,704)			(52,730)
Non interest earning assets	557,148			484,005			257,906

TOTAL ASSETS	$10,202,930			$9,456,919			$9,195,694

INTEREST BEARING LIABILITIES
Deposits	4,285,655	$60,740	5.55%	3,815,033	$50,542	5.24%	$3,425,972	$20,174	2.30%
Securities sold under repurchase agreements	289,054	$2,847	3.85	304,588	$2,698	3.50	$451,071	$2,612	2.27
Short-term borrowings and debt	1,584,362	$25,298	6.25	1,598,220	$22,014	5.45	$1,988,629	$10,933	2.15
Long-term borrowings and debt, net (2)	2,455,147	33,008	5.26	2,268,112	29,790	5.20	2,037,623	18,789	3.61

TOTAL INTEREST BEARING LIABILITIES	$8,614,217	$121,893	5.54%	$7,985,954	$105,044	5.20%	$7,903,295	$52,508	2.60%

Non interest bearing liabilities and other liabilities	$446,340			$364,861			$257,217

TOTAL LIABILITIES	9,060,557			8,350,814			8,160,512

EQUITY	1,142,372			1,106,105			1,035,183

TOTAL LIABILITIES AND EQUITY	$10,202,930			$9,456,919			$9,195,694

NET INTEREST SPREAD			1.83%			1.79%			1.43%

NET INTEREST INCOME AND NET INTEREST MARGIN		$60,540	2.48%		$54,458	2.42%		$40,158	1.77%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

19

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2023			September 30, 2022
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$1,523,353	$56,574	4.90%	$977,937	$7,674	1.03%
Securities at fair value through OCI	26,406	58	0.29	156,586	313	0.26
Securities at amortized cost (1)	938,557	22,295	3.13	885,289	17,033	2.54
Loans, net of unearned interest	6,702,838	406,387	8.00	6,453,786	176,703	3.61

TOTAL INTEREST EARNING ASSETS	$9,191,154	$485,314	6.96%	$8,473,598	$201,723	3.14%

Allowance for loan losses	(50,720)			(48,846)
Non interest earning assets	478,519			268,172

TOTAL ASSETS	$9,618,952			$8,692,924

INTEREST BEARING LIABILITIES
Deposits	$3,856,698	$151,340	5.17%	$3,277,498	$32,488	1.31%
Securities sold under repurchase agreements	298,605	$7,412	3.27	406,911	$5,287	1.71
Short-term borrowings and debt	1,657,311	$68,659	5.46	1,723,388	$20,161	1.54
Long-term borrowings and debt, net (2)	2,322,041	90,285	5.13	2,013,119	45,209	2.96

TOTAL INTEREST BEARING LIABILITIES	$8,134,655	$317,696	5.15%	$7,420,916	$103,145	1.83%

Non interest bearing liabilities and other liabilities	$370,944			$253,650

TOTAL LIABILITIES	8,505,599			7,674,566

EQUITY	1,113,354			1,018,358

TOTAL LIABILITIES AND EQUITY	$9,618,952			$8,692,924

NET INTEREST SPREAD			1.81%			1.31%

NET INTEREST INCOME AND NET INTEREST MARGIN		$167,618	2.44%		$98,578	1.56%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

20

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS ENDED	FOR THE THREE MONTHS ENDED					NINE MONTHS ENDED
	SEP 30/23	SEP 30/23	JUN 30/23	MAR 31/23	DEC 31/22	SEP 30/22	SEP 30/22
Net Interest Income:
Interest income	$485,314	$182,433	$159,502	$143,379	$130,898	$92,666	$201,723
Interest expense	(317,696)	(121,893)	(105,044)	(90,759)	(81,465)	(52,508)	(103,145)
Net Interest Income	167,618	60,540	54,458	52,620	49,433	40,158	98,578

Other income (expense):
Fees and commissions, net	22,428	11,109	6,507	4,812	5,294	6,279	14,497
(Loss) gain on financial instruments, net	(1,911)	22	(3,637)	1,704	(1,573)	(329)	163
Other income, net	197	106	52	39	31	209	249
Total other income, net	20,714	11,237	2,922	6,555	3,752	6,159	14,909

Total revenues	188,332	71,777	57,380	59,175	53,185	46,317	113,487

Provision for credit losses	(17,510)	(6,488)	(4,691)	(6,331)	(5,753)	(4,824)	(13,768)
Total operating expenses	(51,049)	(19,536)	(15,623)	(15,890)	(16,407)	(14,619)	(38,704)

Profit for the period	$119,773	$45,753	$37,066	$36,954	$31,025	$26,874	$61,015

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$3.28	$1.25	$1.02	$1.02	$0.85	$0.74	$1.68

PERFORMANCE RATIOS
Return on average assets	1.7%	1.8%	1.6%	1.6%	1.3%	1.2%	0.9%
Return on average equity	14.4%	15.9%	13.4%	13.7%	11.6%	10.3%	8.0%
Net interest margin	2.44%	2.48%	2.42%	2.41%	2.11%	1.77%	1.56%
Net interest spread	1.81%	1.83%	1.79%	1.82%	1.63%	1.43%	1.31%
Efficiency Ratio	27.1%	27.2%	27.2%	26.9%	30.8%	31.6%	34.1%
Operating expenses to total average assets	0.71%	0.76%	0.66%	0.70%	0.68%	0.63%	0.60%

21

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/23	SEP 30/22	SEP 30/23	JUN 30/22	SEP 30/22
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$145,448	$89,877	$52,401	$48,459	$35,933
Other income	23,120	15,315	11,399	6,729	6,678
Total revenues	168,568	105,192	63,800	55,188	42,611
Provision for credit losses	(16,760)	(11,216)	(6,506)	(6,349)	(3,382)
Operating expenses	(40,213)	(30,263)	(16,081)	(12,289)	(11,180)

Profit for the segment	$111,595	$63,713	$41,213	$36,550	$28,049

Segment assets	7,210,518	7,182,199	7,210,518	7,148,031	7,182,199

TREASURY BUSINESS SEGMENT:

Net interest income	$22,170	$8,701	$8,139	$5,999	$4,225
Other (expense) income	(2,406)	(406)	(162)	(3,807)	(519)
Total revenues	19,764	8,295	7,977	2,192	3,706
(Provision for) reversal of credit losses	(750)	(2,552)	18	1,658	(1,442)
Operating expenses	(10,836)	(8,441)	(3,455)	(3,334)	(3,439)

Profit (loss) for the segment	$8,178	$(2,698)	$4,540	$516	$(1,175)

Segment assets	2,767,831	2,127,747	2,767,831	2,972,345	2,127,747

TOTAL:

Net interest income	$167,618	$98,578	$60,540	$54,458	$40,158
Other income	20,714	14,909	11,237	2,922	6,159
Total revenues	188,332	113,487	71,777	57,380	46,317
Provision for credit losses	(17,510)	(13,768)	(6,488)	(4,691)	(4,824)
Operating expenses	(51,049)	(38,704)	(19,536)	(15,623)	(14,619)
Profit for the period	$119,773	$61,015	$45,753	$37,066	$26,874
Total segment assets	9,978,349	9,309,946	9,978,349	10,120,376	9,309,946
Unallocated assets	116,241	9,864	116,241	13,316	9,864
Total assets	10,094,590	9,319,810	10,094,590	10,133,692	9,319,810

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EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2023		June 30, 2022		September 30, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$52	1	$96	1	$59	1	$(44)	$(7)
BOLIVIA	5	0	5	0	7	0	—	(2)
BRAZIL	1,069	12	1,089	12	1,317	15	(20)	(248)
CHILE	582	6	657	7	646	7	(75)	(64)
COLOMBIA	1,101	12	983	11	912	10	118	189
COSTA RICA	319	3	279	3	301	3	40	18
DOMINICAN REPUBLIC	762	8	598	7	509	6	164	253
ECUADOR	488	5	437	5	283	3	51	205
EL SALVADOR	57	1	51	1	59	1	6	(2)
GUATEMALA	756	8	647	7	812	9	109	(56)
HONDURAS	156	2	199	2	253	3	(43)	(97)
JAMAICA	76	1	6	0	5	0	70	71
MEXICO	1,023	11	1,080	12	1,060	12	(57)	(37)
PANAMA	402	4	410	5	340	4	(8)	62
PARAGUAY	138	1	96	1	155	2	42	(17)
PERU	810	9	808	9	684	8	2	126
TRINIDAD & TOBAGO	144	2	175	2	135	2	(31)	9
UNITED STATES OF AMERICA	602	7	631	7	622	7	(29)	(20)
URUGUAY	27	0	94	1	77	1	(67)	(50)
MULTILATERAL ORGANIZATIONS	0	0	0	0	36	0	0	(36)
OTHER NON-LATAM (1)	675	7	773	8	590	7	(98)	85

TOTAL CREDIT PORTFOLIO (2)	$9,244	100%	$9,114	100%	$8,862	100%	$130	$382

UNEARNED INTEREST AND DEFERRED FEES	(21)		(23)		(16)		2	(5)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$9,223		$9,091		$8,846		$132	$377

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region.
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

23

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2023		June 30, 2022		September 30, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$52	1	$96	1	$59	1	$(44)	$(7)
BOLIVIA	5	0	5	0	7	0	—	(2)
BRAZIL	1,033	13	1,038	13	1,223	16	(5)	(190)
CHILE	491	6	568	7	533	7	(77)	(42)
COLOMBIA	1,067	13	949	12	857	11	118	210
COSTA RICA	311	4	271	3	291	4	40	20
DOMINICAN REPUBLIC	757	9	593	7	504	6	164	253
ECUADOR	488	6	437	5	283	4	51	205
EL SALVADOR	57	1	51	1	59	1	6	(2)
GUATEMALA	756	9	647	8	812	10	109	(56)
HONDURAS	156	2	199	2	253	3	(43)	(97)
JAMAICA	76	1	6	0	5	0	70	71
MEXICO	951	12	990	12	960	12	(39)	(9)
PANAMA	368	5	381	5	316	4	(13)	52
PARAGUAY	138	2	96	1	155	2	42	(17)
PERU	779	9	789	10	623	8	(10)	156
TRINIDAD & TOBAGO	144	2	175	2	135	2	(31)	9
URUGUAY	27	0	94	1	77	1	(67)	(50)
OTHER NON-LATAM (1)	588	7	729	9	669	9	(141)	(81)

TOTAL COMMERCIAL PORTFOLIO (2)	$8,244	100%	$8,114	100%	$7,821	100%	$130	$423

UNEARNED INTEREST AND DEFERRED FEES	(21)		(23)		(16)		2	(5)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$8,223		$8,091		$7,805		$132	$418

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of September 30, 2023, Other Non-Latam was comprised of United States of America ($89 million), European countries ($347 million) and Asian countries ($152 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

24

EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2023		June 30, 2022		September 30, 2022		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$36	4	$51	5	$94	9	$(15)	$(58)
CHILE	91	9	89	9	113	11	2	(22)
COLOMBIA	34	3	34	3	55	5	0	(21)
COSTA RICA	8	1	8	1	10	1	0	(2)
DOMINICAN REPUBLIC	5	0	5	0	5	0	0	0
MEXICO	72	7	90	9	100	10	(18)	(28)
PANAMA	34	3	29	3	24	2	5	10
PERU	31	3	19	2	61	6	12	(30)
UNITED STATES OF AMERICA	513	51	514	51	505	49	(1)	8
MULTILATERAL ORGANIZATIONS	0	0	0	0	36	3	0	(36)
OTHER NON-LATAM (1)	176	18	161	16	38	4	15	138

TOTAL INVESTMENT PORTFOLIO (2)	$1,000	100%	$1,000	100%	$1,041	100%	$—	$(41)

(1)Risk in highly rated countries outside the Region
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

25

EXHIBIT XI
LOAN DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	9M23	9M22	3Q23	2Q23	3Q22	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$15	$8	$15	$0	$0	$7	$15	$15
BOLIVIA	39	3	0	0	0	36	0	0
BRAZIL	1,192	1,310	266	415	335	(118)	(149)	(69)
CHILE	625	737	145	207	154	(112)	(62)	(9)
COLOMBIA	970	1,167	331	253	455	(197)	78	(124)
COSTA RICA	287	272	95	109	81	15	(14)	14
DOMINICAN REPUBLIC	871	901	321	375	436	(30)	(54)	(115)
ECUADOR	199	136	47	111	46	63	(64)	1
EL SALVADOR	37	117	12	15	10	(80)	(3)	2
GUATEMALA	792	752	293	262	364	40	31	(71)
HONDURAS	119	290	0	84	27	(171)	(84)	(27)
JAMAICA	312	376	99	97	105	(64)	2	(6)
MEXICO	1,387	1,787	399	554	684	(400)	(155)	(285)
PANAMA	364	357	59	140	127	7	(81)	(68)
PARAGUAY	299	313	111	27	145	(14)	84	(34)
PERU	785	781	322	362	265	4	(40)	57
TRINIDAD & TOBAGO	295	170	92	158	66	125	(66)	26
UNITED STATES	1,855	112	681	591	72	1,743	90	609
URUGUAY	210	358	48	93	87	(148)	(45)	(39)
OTHER NON-LATAM (1)	601	732	149	230	250	(131)	(81)	(101)

TOTAL LOAN DISBURSED (2)	$11,254	$10,679	$3,485	$4,083	$3,709	$575	$(598)	$(224)

(1)Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.

26

BLX
LISTED
NYSE

3Q23
Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief Investor Relations Officer
craad@bladex.com
Panama

Diego Cano

AVP Investor Relations
dcano@bladex.com
+5076282-5856

27